Exhibit 99.1

Physicians Formula Holdings, Inc. Announces Second Quarter 2009 Results

Achieves Net Sales of $21.1 Million and Earnings of $0.04 per Diluted Common Share for the Second Quarter of 2009.

Generates Net Cash from Operating Activities of $5.8 Million for the First Six Months of 2009.

AZUSA, CA (August 6, 2009) – Physicians Formula Holdings, Inc. (NASDAQ: FACE) (“Physicians Formula” or the “Company”) today announced financial results for the three and six months ended June 30, 2009.

Results for the Second Quarter of 2009

Net sales were $21.1 million for the second quarter of 2009, compared to $22.9 million for the same period in 2008.   Net income for the second quarter of 2009 was $0.6 million, or $0.04 per diluted common share, and includes a non-cash intangible asset impairment charge of $1.1 million, or $(0.05) per diluted common share after-tax.  This compares to a net loss of $(2.0) million, or $(0.14) per diluted common share for the second quarter of 2008.

The Company noted that while net sales were down slightly in 2009 versus the prior year period, this was the result of a larger decline in gross sales which was almost entirely offset by a lower returns provision versus the second quarter of 2008.   The Company stated that virtually the entire gross sales decline versus the second quarter of 2008 was driven by three distinct factors:  1) the loss of a major customer, 2) the reduction in promotional product launches and 3) continued inventory de-stocking by the Company’s retail partners, albeit at a lower rate than experienced in the first quarter of 2009.  The lower returns provision was triggered by the decrease in total expected returns compared to prior periods, especially from the elimination of returns from a major customer that is in the process of discontinuing the Company’s products, and from the Company’s decision not to repeat the higher-priced promotional kits in 2009 that were featured prominently in the Company’s promotional strategy in the first six months of 2008.

Ingrid Jackel, Chairwoman and CEO of Physicians Formula, stated, “Our sales and earnings results for the second quarter indicate that, while the consumer environment continues to make this a challenging time for the Company, we have been able to adapt well to the three distinct factors that have created the majority of the negative impact on our business this year.  The consumer environment will likely continue to be difficult through the end of this year, but we look forward to expected improvements in 2010 when our new product platforms will position us for strong success in the marketplace.”

The Company further noted that the substantial increase in gross margins in the second quarter of 2009 versus the first quarter of 2009 and the second quarter of 2008 were primarily driven by the lower returns provision, as well as from efficiencies in its manufacturing operations.  In addition to these factors, cost controls implemented during the first quarter of 2009, including headcount reductions and decreases in management compensation, contributed to the operating margin increases for the quarter compared to both the first quarter of 2009 and the second quarter of 2008.

Results for the First Six Months of 2009

Net sales for the first six months of 2009 were $41.2 million, compared to $65.5 million for the same period in 2008.  Net loss for the first six months of 2009 was $(1.1) million, or $(0.08) per diluted common share, including the $(0.05) per share after-tax, non-cash intangible asset impairment charge.  This compares to a net income of $3.0 million, or $0.21 per diluted common share, for the first six months of 2008.

Liquidity Considerations

Net cash provided by operating activities for the first six months of 2009 was $5.8 million.  As of June 30, 2009, net debt was $14.4 million, which was comprised of $21.2 million of line of credit borrowings net of $6.8 million of cash, cash equivalents and restricted cash.  During the first six months of 2008, net cash provided from operating activities was $16.0 million.  As of June 30, 2008, total net debt was $8.3 million, which was comprised of $11.8 million of debt net of $3.5 million of cash and cash equivalents.

The Company noted that it was in compliance with all of its financial maintenance covenants at the end of the second quarter of 2009, although it incurred an overadvance as of July 1, 2009 resulting from a step down in the borrowing base on that date.  An overadvance results in an event of default under the senior credit agreement.  On July 29, 2009, the Company entered into the Fifth Amendment to its Credit Agreement with Union Bank to, among other things, waive this covenant default, reduce the revolving loan commitment from $25 million to $20 million subject to the borrowing base limitation, and increase the customer concentration limitations for most accounts from 25% to 35% of gross sales, which increased the Company’s borrowing base.  The Company also noted that, since July 29, 2009, the date of the Fifth Amendment, it has continued to be overadvanced against its borrowing base.

Ms. Jackel continued, “Even though our total borrowings have been significantly reduced since the beginning of the year, we understand the need to refinance our existing senior credit facility, as well as potentially adjust our overall capital structure, to correct the current overadvance situation and facilitate investments for the long-term benefit of the Company and its shareholders. We have engaged FocalPoint Securities, LLC to assist us in this process.  They have a long history with Physicians Formula, as they represented Pierre Fabre, a past owner, when the Company was sold to Summit Partners in 2003.”

Corporate Strategy

Commenting on the Company’s corporate strategy, Ms. Jackel stated, “In light of the current business environment, we have also given considerable thought to our long-term strategy as we continue to build the Physicians Formula brand and grow our share of the masstige market. We believe our key strategic assets are our leadership in complementary face make-up, our problem/solution approach, our strong consumer loyalty and our proven ability to deliver “class to mass” through innovative products.  To best leverage these assets, we are in the process of modifying our business model, including our inventory levels, our manufacturing matrix, and our channel and geographic mix.  The goal of this initiative is to generate savings that we can then invest to raise our brand awareness and capitalize upon our high consumer loyalty.  We look forward to discussing the specifics of this initiative in the coming quarters.”

Outlook

While visibility into the coming quarters is still challenging due to the current economic environment, the Company believes it is advisable to provide guidance for the full year of 2009.   The Company emphasizes that it will not continue to provide guidance in the future, but believes it is appropriate to do so now to address the financial picture of the Company after the loss of a major customer, the continued retailer de-stocking and the continuing difficult consumer environment.

Management currently expects continuing softness in net sales for the remainder of 2009, and a net loss per diluted common share of between $(0.25) and $(0.33).  These earnings per share estimates include the after-tax, non-cash intangible asset impairment charge of $(0.05) incurred in the second quarter and a substantial, non-cash provision for inventory obsolescence in conjunction with the inventory reduction contemplated as part of the business model modification initiative.

Operating cash will be negative in the last six months of the year given the seasonal need to produce new products for the first quarter of 2010.  However, when netted against the $5.8 million in operating cash generated in the first six months of the year, operating cash for full year 2009 is expected to be positive.

U.S. Market Share Data ($ Share)

Based on retail sales data provided by ACNielsen, the Company’s approximate share of the masstige market, as defined below, was 7.9% for the 52 weeks ended June 13, 2009 compared to 8.1% for the same period in the prior year. This represents no change in dollar sales, compared to growth of 3% for the overall masstige market during this period, and a 2% decrease in the Company’s share of the masstige market.

Ms. Jackel noted, “Overall, despite the small decrease in market share versus last year, I am encouraged with the performance of our four strategic platforms, which include Mineral Make-up, Natural/Organic Make-up, Bronzers and Eye Make-up, as well as the new 2009 products in each category.  Over the last 12 weeks, compared to the last 52 weeks, we have increased our market share based on dollar sales in the all important Mineral, Natural/Organic and Bronzer segments.  In fact, we are now the market leader based on dollar sales in both Bronzers and Natural/Organic make-up and occupy the number two position in masstige mineral make-up.   Most importantly, we accomplished this during a period of aggressive competitive new product launches and promotional activity.”

The Company defines the masstige market as products sold in the mass market channel under the following premium-priced brands: Physicians Formula, Almay, L'Oreal, Max Factor, Neutrogena, Revlon, OPI, Borghese and Iman. ACNielsen is an independent research entity and its data does not include retail sales from Wal-Mart, the Company’s largest customer, and Canada. In addition, ACNielsen data is based on sampling methodology, and extrapolates from those samples, which means that estimates based on that data may not be precise. The Company’s estimates have been based on information obtained from our customers, trade and business organizations and other contacts in the market, in which the Company operates, as well as management's knowledge and experience in the market in which the Company operates.

Conference Call

The conference call is scheduled to begin at 2:00 p.m. Pacific Time on Thursday, August 6, 2009. Participants may access the call by dialing (877) 941-2332 (domestic) or (480) 629-9723 (international). In addition, the call will be webcast via the Company's Web site at www.physiciansformula.com, Investor Relations, where it will also be archived for two weeks. A telephone replay will be available through Thursday, August 20, 2009. To access the replay, please dial (800) 406-7325 (domestic) or (303) 590-3030 (international), passcode 4119621.

About Physicians Formula Holdings, Inc.

Physicians Formula is an innovative cosmetics company operating in the mass market prestige, or “masstige”, market. Under its Physicians Formula brand name, created in 1937, the Company develops, markets and distributes innovative, premium-priced products for the mass market channel. Physicians Formula differentiates itself by addressing skin imperfections through a problem-solving approach, rather than focusing on changing fashion trends. Currently, Physicians Formula products are sold in approximately 29,500 stores including stores operated by Wal-Mart, Target, CVS and RiteAid.  After the discontinuation by a major customer takes full effect in 2010, the Company’s products will be sold in approximately 23,700 stores.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, forward-looking statements can be identified by words such as "anticipates," "estimates," "expects," "believes," "plans," "predicts," and similar terms. In particular, this press release may include forward-looking statements about management’s expectations regarding the Company’s strategy, liquidity and outlook. These forward-looking statements are based on current expectations, estimates and projections about the Company's business and its industry, based on management's beliefs and assumptions. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to: the loss of any additional retailer customers; the demand for the Company's products;  the Company's ability to expand its product offerings; the competitive environment in the Company's business; the Company's operations and ability to achieve cost savings; the effect of technological and regulatory changes; the Company's cash needs and financial performance; the Company’s ability to comply with the covenants in its debt agreement and its ability to successfully refinance its senior agreement; changes in general economic or market conditions; and other factors discussed in the Company's filings with the Securities and Exchange Commission (the "SEC"), including the Risk Factors contained in the Company's filings with the SEC, and available at www.physiciansformula.com and the SEC's website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements in this release and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. Unless otherwise required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

PHYSICIANS FORMULA HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(Dollars in thousands, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

NET SALES	$21,051	$22,876	$41,223	$65,537
COST OF SALES	8,220	12,320	18,652	31,265
GROSS PROFIT	12,831	10,556	22,571	34,272
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,874	13,625	22,645	28,502
INTANGIBLE ASSET IMPAIRMENT	1,100	-	1,100	-
INCOME (LOSS) FROM OPERATIONS	1,857	(3,069)	(1,174)	5,770
INTEREST EXPENSE-NET	471	225	679	583
OTHER (INCOME) EXPENSE	(45)	19	12	106
INCOME (LOSS) BEFORE INCOME TAXES	1,431	(3,313)	(1,865)	5,081
PROVISION (BENEFIT) FOR INCOME TAXES	840	(1,330)	(742)	2,045
NET INCOME (LOSS)	$591	$(1,983)	$(1,123)	$3,036

NET INCOME (LOSS) PER COMMON SHARE:
Basic	$0.04	$(0.14)	$(0.08)	$0.22
Diluted	$0.04	$(0.14)	$(0.08)	$0.21

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic	13,578,083	14,096,227	13,577,603	14,096,015
Diluted	14,051,524	14,096,227	13,577,603	14,599,127

PHYSICIANS FORMULA HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(Dollars in thousands, except share data)

	June 30,	December 31,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250	$620
Restricted cash	6,507	-
Accounts receivable, net of allowance for bad debts of $1,143 and $838	17,516	29,186
Inventories	29,721	29,694
Prepaid expenses and other current assets	1,224	1,515
Income tax receivables	496	-
Deferred income taxes—Net	9,390	9,224
Total current assets	65,104	70,239

PROPERTY AND EQUIPMENT—Net	3,993	4,138
OTHER ASSETS—Net	3,834	2,838
INTANGIBLE ASSETS—Net	34,899	36,881
TOTAL	$107,830	$114,096

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,992	$11,212
Accrued expenses	1,369	1,523
Trade allowances	7,767	4,580
Sales returns reserve	3,892	12,613
Income taxes payable	-	1,675
Line of credit borrowings	21,164	7,935
Debt	-	10,500
Total current liabilities	45,184	50,038

OTHER LONG-TERM LIABILITIES	675	1,022
DEFERRED INCOME TAXES—NET	10,977	11,475

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Series A preferred stock, $.01 par value—10,000,000 shares authorized, no shares issued and outstanding at June 30, 2009 and December 31, 2008	-	-
Common stock, $.01 par value—50,000,000 shares authorized, 13,589,668 and 13,577,118 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	136	136
Additional paid-in capital	59,524	58,968
Retained deficit	(8,666)	(7,543)
Total stockholders' equity	50,994	51,561
TOTAL	$107,830	$114,096

(FACE/F)

Contact:	John Mills / Anne Rakunas
ICR, Inc.
(310) 954-1100